FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2002

GOLD RESERVE INC.


Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



GOLD RESERVE INC.
June 30, 2002
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

* actual reserves could vary considerably from estimates presently made,
* volatility of metals prices and estimated metal production,
* concentration of operations and assets in Venezuela,
* regulatory, political and economic risks associated with Venezuelan operations,
* obtaining adequate funding for future development of the Brisas property,
* dependence upon the abilities and continued participation of key employees,
* other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The mineral resource on the Brisas property, estimated at 9.9 million ounces of gold and approximately 1.13 billion pounds of copper, is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The identified mineralization continues for an unknown distance down dip to the west, to the north and below the current mineralized resource.

The anticipated mining and processing facility is currently designed to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost between $350 and $400 million.

Based on Gold Institute guidelines and the assumptions included in the pre-feasibility, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Construction of a mining facility, if warranted, would take 18 to 24 months.

Reserve Estimate Audits

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear has audited the Company's data collection procedures, its modeling and reserve methodology and reserve estimates.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify the property as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:


(kt=1,000 tonnes) Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================

Mineral Reserve Estimate

The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below. Using an average gold and copper price of $300 and $0.80, respectively, the Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of
0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1 Using an average gold and copper price of $325 and $0.90, respectively, the Brisas property is estimated to contain approximately 280 million tonnes of ore with an average grade of 0.74 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.47:1.


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   187,443       0.814     0.119     4,906        491,841
Probable  47,411       0.682     0.205     1,040        214,309
----------------------------------------------------------------------------------------------------
Total(1) 234,854       0.787     0.136     5,946        706,150      383,912      618,766      1.63
====================================================================================================

(1) Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   209,954       0.778     0.121     5,252        560,167
Probable  70,053       0.630     0.201     1,419        310,387
----------------------------------------------------------------------------------------------------
Total(1) 280,007       0.741     0.141     6,671        870,554      411,282      691,289      1.47
====================================================================================================

(1) Using $325/oz Au, $0.90/lb Cu and $3.30/tonne revenue cutoff


Outlook

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility study and the timing of future development of the Brisas property will be influenced by, among other items, prevailing gold and copper prices.

Brisas-Cristinas Combined Project

In late 1999 we recognized that the price of gold, which was near a 20 year low, was not going to improve in the near term. While our Brisas project on a stand-alone basis would return positive cash flow, financing the project, if possible, would severely dilute existing shareholders' interest and burden the company with debt. As a result, we evaluated ways to improve the economics of the Brisas project by examining a number of alternatives. Our conclusion was that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The two projects are contiguous to each other with our Brisas property to the south and the Venezuelan government's Cristinas property to the north.

Based on information developed by the Company as well as publicly available data published by MINCA, management believes that the Brisas-Cristinas gold and copper project contains a world-class reserve estimated to be approximately 21 million ounces of gold and 2.2 billion pounds of copper. The combined project would be the second largest gold mine in Latin America and the sixth largest in the world and provides the best solution economically, environmentally and socially for the Venezuelan Republic.

In November 2001, the Corporacion Venezolana de Guayana ("CVG") rescinded MINCA's alluvial and vein gold contract and the Venezuelan government assumed physical control of the Cristinas property from MINCA. In March 2002, the Ministry of Energy and Mines ("MEM") assumed all rights over the cancelled and extinguished Cristinas gold concessions and the related assets and officially cancelled the Cristinas copper concessions held by MINCA. In May 2002, President Chavez through MEM issued Decree 1757 reserving for the Republic the exploration and exploitation of gold within the area of the cancelled and extinguished gold concessions named Cristinas
4, 5, 6 and 7. In addition, the Decree authorized MEM to contract to CVG the Cristinas gold exploration and exploitation rights. Also during May 2002, MEM entered the formal contract with CVG regarding the gold rights. In the near future it is expected that MEM will contract the Cristinas copper rights to CVG.

CVG has publicly stated its objective to proceed with the development and construction of Cristinas on a stand-alone basis or the combined project, recognizing that successfully combining the two properties requires involvement of a major mining company. CVG is implementing a plan to put the Cristinas property out for selective bid, the terms of which and the minimum financial and operational requirements for bidders, are expected to be announced sometime in August 2002. CVG recently announced that it has received inquiries from a number of the world's largest mining companies regarding their interest in the Cristinas gold and copper deposit.

The development of the combined project will be influenced by: potential legal implications related to the cancellation of the gold work contract by CVG and cancellation of the copper concession by MEM; specious legal challenges related to Cristinas 4 and 6; the involvement of a major mining company; various approvals and permits by the government of Venezuela; completion of a feasibility study; adequate financing; and future gold and copper prices.

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's exact interest in the combined project will be. Management continues to believe the development of Brisas and Cristinas, as a combined project is the most rational approach to exploit the orebody.

Financial Overview

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $1.2 million from December 31, 2001 to approximately $13.6 million as of June 30, 2002.

                                              June 30,          December 31,
                                                2002                2001
------------------------------------------------------------------------------
Cash and equivalents                       $  4,733,204          $  5,764,665
Marketable securities - current               6,203,383             9,006,362
Marketable securities - non-current           2,672,113                 2,500
------------------------------------------------------------------------------
                                           $ 13,608,700          $ 14,773,527
==============================================================================

Planned expenditures for 2002 are estimated at $3.1 million, which will be spent on activities directly related to the Brisas property, corporate management of the Brisas project, corporate activities other than those related to the Brisas property and the advancement of our proposal to combine Brisas with the Cristinas property. Other income (primarily investment income) for 2002 is projected to be approximately $0.75 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) into 2004.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three and six months ended June 30, 2002 amounted to $978,667 and $1,604,984 or $0.04 and $0.07 per share compared to consolidated net loss of $319,490 and $459,769 or $0.01 and $0.02 per share for the same periods in 2001. The increase in net loss from the comparable six-month period results primarily from a reduction in gain on sale of marketable securities and an increase in operating expenditures related to the maintenance of the Brisas property and increased foreign currency loss.

Certain costs associated with the Brisas property, which prior to 2002 were capitalized, are now expensed in the period incurred. The Bolivar/Dollar exchange rate ended 2001 at Bs. 758 to the Dollar, up Bs. 58 (8.3%) from December 2000. An exchange peg policy was maintained throughout 2001, but abandoned in February 2002. Thereafter, a free-floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. The exchange rate was approximately Bs. 1,356 to the Dollar at June 30, 2002.

As of August 19, 2002, the Company had the following shares, equity units and share options issued:

Class A common                                           22,936,158
Equity units*                                             1,289,980
Options to purchase Class A common shares                 3,368,549

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEETS
June 30, 2002 and December 31, 2001 (unaudited)

                                                   June 30,       December 31,
U.S. Dollars                                         2002             2001
------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                       $  4,733,204      $  5,764,665
Marketable securities                              6,203,383         9,006,362
Deposits, advances and other                         421,623           350,995
Accrued interest                                      44,284            52,524
------------------------------------------------------------------------------
Total current assets                              11,402,494        15,174,546
------------------------------------------------------------------------------


Property, plant and equipment, net                46,168,068        46,197,434
Marketable securities                              2,672,113             2,500
Other                                                676,310         1,178,134
------------------------------------------------------------------------------
Total assets                                    $ 60,918,985      $ 62,552,614
==============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses           $    247,801      $    320,782
------------------------------------------------------------------------------
Total current liabilities                            247,801           320,782

Minority interest in
    consolidated subsidiaries                      1,075,028         1,062,852
------------------------------------------------------------------------------
Total liabilities                                  1,322,829         1,383,634
==============================================================================

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value                  -                 -
Common shares and equity units,
    without par value                            102,298,071       102,265,911
Less, common shares held by affiliates              (674,598)         (674,598)
Deficit                                          (41,943,530)      (40,338,546)
KSOP debt                                            (83,787)          (83,787)
------------------------------------------------------------------------------
Total shareholders' equity                        59,596,156        61,168,980
------------------------------------------------------------------------------
Total liabilities and shareholders' equity      $ 60,918,985      $ 62,552,614
==============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:
            s/ Chris D. Mikkelsen           s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2002 and 2001 (unaudited)

                                    Three Months Ended       Six Months Ended
U.S. Dollars                         2002        2001         2002      2001
-------------------------------------------------------------------------------
OTHER INCOME
Interest                           $137,975    $216,227     $310,179   $449,335
Gain (loss) on sale of
  marketable securities              (7,723)     (2,506)      (4,248)   101,257
-------------------------------------------------------------------------------
                                    130,252     213,721      305,931    550,592
EXPENSES
General and administrative          329,478     315,097      544,920    564,859
Technical services                  348,891      88,132      703,761    193,058
Corporate communications             91,450      78,194      156,872    142,787
Legal and accounting                 70,153      39,911       91,164     63,229
Foreign currency loss               263,714       6,909      402,022     32,819
Minority interest in net income
 of consolidated subsidiaries         5,233       4,968       12,176     13,609
-------------------------------------------------------------------------------
                                  1,108,919     533,211    1,910,915  1,010,361
-------------------------------------------------------------------------------
Net loss                          $(978,667)  $(319,490) $(1,604,984) $(459,769)
===============================================================================
Net loss per share                 $  (0.04)   $  (0.01)    $  (0.07)  $  (0.02)
===============================================================================
Weighted average common
 shares outstanding              23,217,776  22,849,386   23,216,649 22,849,331
===============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2002 and 2001 (unaudited)

U.S. Dollars
Deficit, December 31, 2001                         $   (40,338,546)
Net loss                                                (1,604,984)
------------------------------------------------------------------
Deficit, June 30, 2002                             $   (41,943,530)
==================================================================

Deficit, December 31, 2000                         $   (39,487,340)
Net loss                                                  (459,769)
------------------------------------------------------------------
Deficit, June 30, 2001                             $   (39,947,109)
==================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2002 and 2001 (unaudited)

                                       Three Months Ended     Six Months Ended
U.S. Dollars                             2002      2001        2002      2001
--------------------------------------------------------------------------------
Cash Flows from
 Operating Activities:
Net loss                             $(978,667) $(319,490)$(1,604,984)$(459,769)
Adjustments to reconcile
  net loss to net cash
  used by operating activities:
    Depreciation                        13,889     11,060     35,058     22,307
    Amortization of (discount)
       premium on marketable
        securities                      26,287      2,227     42,476        985
    Foreign currency loss              263,714      6,909    402,022     32,819
    Minority interest in net
     income of consolidated
      subsidiaries                       5,233      4,968     12,176     13,609
    Net (gain) loss on sale of
       marketable securities             7,723      2,506      4,248   (101,257)
    Other                               30,000                30,000
 Changes in current
   assets and liabilities:
       Net decrease (increase)
        in current assets              (46,657)    (9,007)   (62,388)    16,582
       Net decrease in
        current liabilities            (40,030)    27,234    (72,981)    23,139
--------------------------------------------------------------------------------
Net cash used by operating activities (718,508)  (273,593)(1,214,373)  (451,585)
--------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity
 of marketable securities            4,609,777    547,494  7,213,252  4,743,888
Purchase of marketable securities   (5,171,610)(2,019,750)(7,126,610)(4,519,750)
Purchase of property,
  plant and equipment                   (5,692)  (328,405)    (5,692)  (669,627)
Other                                   66,920      8,227     99,802     11,721
--------------------------------------------------------------------------------
Net cash provided (used) by
 investing activities                 (500,605)(1,792,434)   180,752   (433,768)
================================================================================

Cash Flows from Financing Activities:
Proceeds from the issuance
  of common shares                           -      2,125      2,160      2,125
--------------------------------------------------------------------------------
Net cash provided by
 financing activities                        -      2,125      2,160      2,125
================================================================================

Change in Cash and Cash Equivalents:

Net increase in cash
  and cash equivalents              (1,219,113)(2,063,902)(1,031,461)  (883,228)
Cash and cash equivalents -
  beginning of period                5,952,317 11,288,785  5,764,665 10,108,111
--------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                     $4,733,204 $9,224,883 $4,733,204 $9,224,883
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of June 30, 2002, and the results of operations and the cash flows for the six months ended June 30, 2002 and 2001. The results of operations for the six months ended June 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2001 annual report. (All amounts are stated in U.S. Dollars).

2.  Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2002 and 2001

                    Three Months Ended        Six Months Ended
                    2002          2001       2002          2001
---------------------------------------------------------------
United States       370,856    303,661       588,213    430,445
Venezuela           607,811     15,829     1,016,771     29,324
---------------------------------------------------------------
Consolidated       $978,667   $319,490    $1,604,984   $459,769
===============================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                       GOLD RESERVE INC.

                       By:    s/ Robert A. McGuinness
                               Vice President - Finance & CFO
                               August 19, 2002